KW 3/11

PUBLIC

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 6th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
May Della Pietra — 212-466-7785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

15048007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLER O'NEILL + PARTNERS, L.P.

Statement of Financial Condition

December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Sandler O'Neill & Partners, L.P.

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The General Partner
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. as of December 31, 2014. This financial statement is the responsibility of Sandler O'Neill & Partners L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Sandler O'Neill & Partners, L.P. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sandler O'Neill & Partners, L.P.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 23, 2015

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2014	
Assets	
Cash and cash equivalents	$ 166,763,704
Receivables from clearing brokers	13,752,348
Fees receivable	3,515,182
Financial instruments owned, at fair value	8,111,056
Fixed assets, net of accumulated depreciation and amortization of $7,008,743	13,606,430
Other assets	9,961,482
Total Assets	$ 215,710,202
Liabilities and Partners' Capital	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 17,952
Commissions and bonuses payable	56,138,579
Accrued expenses and other liabilities	23,740,726
Total Liabilities	79,897,257
Commitments and Contingencies (Note 7)	
Partners' Capital	135,812,945
Total Liabilities and Partners' Capital	$ 215,710,202

See accompanying notes to Statement of Financial Condition.

1. Organization

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the provisions of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership has agreements with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with original maturities of ninety days or less as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. As of December 31, 2014, the Partnership had approximately $152,000,000 of U.S. Treasury securities included in cash and cash equivalents in the statement of financial condition.

Restricted cash of approximately $3,670,000 is included in cash and cash equivalents. Restricted cash is collateral for letters of credit on operating leases.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 5-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method. The Partnership's management reviews certain fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2014, no fixed assets have been deemed impaired.

Fair Value of Financial Instruments

The carrying value of the Partnership's assets and liabilities, which qualify as financial instruments, approximate fair value.

Fair Value Measurement

The Partnership values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1- Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when valuation inputs are not readily available, the Partnership's own assumptions are used to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Partnership held as of December 31, 2014:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Investment Funds

Investments in investment funds are generally valued at their net asset value ("NAV") as reported by the underlying funds.

The underlying investments in investment funds consist of private equities and hedge funds.

The hedge funds consist of readily marketable and non-readily marketable securities which are valued at fair value. Withdrawals from the hedge funds are permitted on a quarterly to annual basis with 30 to 90 days' notice, as specified in their respective agreements.

The private equity funds primarily consist of investments in privately-held companies, which are valued at fair value. These funds are primarily funds in which the Partnership's investments are

not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated.

The Partnership does not directly invest in the underlying securities of the investment funds, and due to restrictions on the transferability and timing of withdrawals from the investment funds, the amounts realized upon liquidation could differ from such reported values.

The fair value of the Partnership's investment in an investment fund generally starts with the NAV of the Partnership's investment in the investment fund as reported by the investment fund's general partner or investment manager, who determines the value of the investment fund's NAV in a manner consistent with Accounting Standards Codification ("ASC") Topic 946, "Financial Services - Investment Companies." All valuations utilize financial information supplied by the general partner or investment manager of each investment fund and are net of management and incentive fees/allocation pursuant to the investment fund's applicable agreements. The Partnership may conclude, in certain circumstances, that after considering information reasonably available at the time the valuation is made and that the general partner or investment manager believes to be reliable, the NAV provided by an investment fund's general partner or investment manager is not representative of the fair value of the Partnership's interest in the investment fund. As of December 31, 2014, no valuation adjustments to NAV provided by the investment fund have been made. Because of the inherent uncertainty of valuation, the values of the Partnership's investment in the investment fund may differ significantly from the values that would have been used had an active market for the investments held by the investment fund been available.

Investment funds are included in Level 3 of the fair value hierarchy.

Financial Instruments Sold, Not Yet Purchased

The Partnership has sold securities that it does not own (i.e., securities sold, not yet purchased) and is, therefore, obligated to purchase such securities at a future date. The Partnership has recorded this obligation on the statement of financial condition at fair value. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected on the statement of financial condition. A gain, limited to the price at which the Partnership sold the security short, or a loss, potentially unlimited in amount, will be recognized upon the purchase of the security sold short.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent, which is included in accrued expenses and other liabilities in the statement of financial condition. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those.

Income Taxes

For income tax purposes, the Partnership's income flows through to each partner's individual income tax returns. As a result, the Partnership is not liable for Federal or New York State and New York City income taxes. The financial statements include a provision for New York City Unincorporated Business Tax.

The Partnership applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Partnership has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2014 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Partnership has determined the major tax jurisdictions to be where the Partnership performs services. No reserves for uncertain tax positions were required to have been recorded under ASC 740 for the year ended December 31, 2014. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2014, there was no impact to the financial statements relating to accounting for uncertainty in income taxes. The provision for New York City Unincorporated Business Tax is included in accrued expenses and other liabilities in the statement of financial condition.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This standard supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Partnership's fiscal year ending December 31, 2017, and requires either a retrospective or a modified retrospective approach to adoption. The Partnership is currently evaluating the potential impact of this new guidance on its financial statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

Presentation of Financial Statements - Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Partnership's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted.

3. Significant Risk Factors

In the normal course of business, the Partnership is engaged in various securities trading and brokerage activities servicing primarily domestic institutional clients. Trading activities are mainly generated by client order flow and the Partnership may, at times, take positions in financial instruments in order to facilitate institutional client transactions. These financial instruments are subject to, but not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the potential for loss due to the default or deterioration in credit quality of a counterparty or of an issuer of financial instruments the Partnership holds. The value of investments the Partnership holds may be significantly reduced, if the credit of the issuer deteriorates. The Partnership may be obligated to discharge the obligation of one or more non-performing counterparties and, as a result, may incur a loss if the fair value of the related securities differs from the contract amount. The Partnership minimizes its exposure to credit risk by monitoring counterparty exposure on a regular basis and also monitors the credit ratings of all significant financial instruments.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

4. Financial Instruments

The following presents the Partnership's financial instruments' fair value as of December 31, 2014:

	Fair Value Hierarchy		
	Level 1	Level 3	Total
Assets			
United States:			
Financial instruments owned:			
Exchange-traded equity securities	$3,638,830	$ -	$ 3,638,830
Other investments:			
Investments in investment funds	-	4,472,226	4,472,226
Other	-	-	-
Total financial instruments owned	$3,638,830	$4,472,226	$ 8,111,056
Liabilities			
United States:			
Financial instruments sold, not yet purchased:			
Exchange-traded equity securities	$ 17,952	$ -	$ 17,952

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2014:

	Beginning Balance as of December 31, 2013	Realized Gains or (Losses)	Unrealized Gains or (Losses)	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances, Net	Transfers in and/or Out[1]	Ending Balance as of December 31, 2014
Assets							
Financial instruments owned:							
Investments in investment funds	$10,225,524	$-	$59,640	$59,640	(5,812,938)	$-	$4,472,226
Other	63,600	-	(63,600)	(63,600)	-	-	-
Total	$10,289,124	$-	$(3,960)	$(3,960)	$(5,812,938)	$-	$4,472,226

(1) The Partnership's policy is to recognize transfers in and transfers out as of the beginning of the year.

The table below presents the fair value of the Partnership's investments in, and unfunded commitments to, hedge funds and private equity funds.

Type of Investment	Fair Value	Unfunded Commitments
Long/short hedge funds *(a)*	$3,771,798	$ -
Private equity funds *(b)*	700,428	175,000
Total	$4,472,226	$175,750

(a) This category includes investments in hedge funds that invest in domestic long/short positions in equity securities, warrants, corporate bonds and other investment partnerships.

(b) This category includes investments in private equity funds that invest in private companies in the global financial services industry.

5. Clearing Agreements

Receivables from Clearing Brokers

The Partnership has clearing agreements with the Brokers to carry its accounts and the accounts of its customers. At times, the Partnership will have receivables from the Brokers. Receivables from the Brokers include proceeds from securities sold, including financial instruments sold, not yet purchased and commissions related to securities.

The Partnership is required to maintain a collateral account with a minimum fair value of $3,000,000 in cash or qualifying U.S. Treasury securities. As of December 31, 2014, collateral of approximately $3,000,000 in qualifying U.S. Treasury securities is included in cash and cash equivalents in the statement of financial condition.

6. Fixed Assets, Net

Fixed assets, net as of December 31, 2014 consist of the following:

	Estimated Useful Life	Amount
Equipment	5 years	$ 5,094,565
Furniture and fixtures	7 years	3,329,019
Leasehold improvements	Life of lease	12,191,589
Gross fixed assets		$ 20,615,173
Less: Accumulated depreciation and amortization		(7,008,743)
Fixed Assets, net		$ 13,606,430

7. Commitments and Contingencies

Litigation

The Partnership is a defendant in various legal actions arising in the normal course of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that the resolution of these actions in the aggregate is not expected to have a materially adverse effect on the Partnership's financial position.

Financing

The Partnership has the ability to finance fixed income positions using securities sold under repurchase agreements. The Partnership has master repurchase agreements with various counterparties. The Partnership also may utilize margin borrowing from the clearing broker. As of December 31, 2014, no financing has been obtained using margin borrowing or repurchase agreements.

From time to time, the Partnership may obtain a temporary subordinated loan from its Brokers. This funding is short term and may only be used for the purpose of underwriting securities. As of December 31, 2014, there were no subordinated loans.

Operating Leases

The Partnership leases office space and equipment under non-cancellable lease agreements expiring through 2027. Minimum rental payments are approximately:

Year ending December 31,		
2015	$	7,008,000
2016		7,062,000
2017		6,961,000
2018		6,579,000
2019		6,573,000
Thereafter		46,164,000
Total	$	80,347,000

8. Profit Sharing 401K Savings Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

9. Taxes

Deferred taxes occur because of temporary differences arising from the Partnership's tax reporting which differs from the financial statement reporting under US GAAP. Deferred tax assets of approximately $45,000 and deferred tax liabilities of approximately $9,000 are recorded in other assets and accrued expenses and other liabilities, respectively, on the Statement of Financial Condition.

10. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory "net capital" and requires that the ratio of "aggregate indebtedness" to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Partnership had regulatory net capital of approximately $100,042,000, which was approximately $94,717,000 in excess of the minimum regulatory net capital requirement of approximately $5,325,000. The ratio of aggregate indebtedness to regulatory net capital of the Partnership was .80 to 1.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Partnership's financial statements through February 23, 2015, the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Partnership's financial statements other than those listed below.

For the period from January 1, 2015 through February 23, 2015, the Partnership made partners' tax distributions of approximately $20,329,000 in the ordinary course of business.